SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): August 28, 2003

Waxman Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-5888	34-0899894
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

24460 Aurora Road, Bedford Heights, Ohio	44146
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 439-1830

Not Applicable
(Former name or former address, if changed since last report.)

Item 12. <u>Results of Operations and Financial Condition.</u>

On August 28, 2003, Waxman Industries, Inc. (the "Company") issued a press release announcing its fiscal 2003 fourth quarter and year end earnings and condensed income statements for the periods ended June 30, 2003 and 2002 and condensed balance sheets for June 30, 2003 and 2002. The press release is annexed as an exhibit and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WAXMAN INDUSTRIES, INC.
(Registrant)

Date: August 28, 2003

By: /s/ Mark W. Wester
Name: Mark W. Wester
Title: Senior Vice President and
Chief Financial Officer

INDEX TO EXHIBITS